Exhibit 99.116

CannTrust and Kindred Launch Sales Team in Canadian Recreational Cannabis Market

Kindred to represent CannTrust products under exclusive agreement

VAUGHAN, ON, October 18th, 2018 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading licensed producers and most trusted brands for medical cannabis, and Kindred, a wholly-owned Canadian subsidiary of Breakthru Beverage Group, have finalized their exclusive partnership. Kindred will represent CannTrust’s cannabis products to the Canadian adult consumer market for recreational use and utilize the insights from its sister-company, Breakthru Beverage Canada, to deploy a state-of-the-art route-to-market platform for CannTrust.

“Our partnership with Kindred allows us to hit the ground running, utilizing their proven business model, sales technology, infrastructure and extensive relationships across Canada,” said Brad Rogers, President of CannTrust. “Entering this new category with a partner that brings a long history of operational and sales success in the Canadian marketplace is a logical step as we look to share our adult-use products with Canadian consumers.”

CannTrust is a leader in the cannabis industry, a federally regulated licensed producer and a proudly Canadian company, has led the Canadian market in producing standardized cannabis products since 2014. Started as Canada’s only pharmacist-founded medical cannabis producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. This new nation-wide agreement with Kindred, and recently announced agreements with 9 provinces positions CannTrust to be a leader in Canada’s recreational cannabis market.

Canadians from coast-to-coast will have access to CannTrust’s standardized cannabis products with the new recreational legislation and launch of four recreational brands – liiv, Synr.g, Xscape, and Peak Leaf available only in BC.

Kindred, a subsidiary of Breakthru Beverage Group, will leverage the company’s North American business insights, strategies, technology, and analytic tools as well as their talent development and training programs, all of which have enabled Breakthru to become the leading beverage alcohol brokerage in Canada.

“The structure and regulatory requirements for recreational cannabis are similar to those currently in place for beverage alcohol across Canada, and we believe we are in a unique position to leverage our strengths and relationships on behalf of CannTrust,” said David Prodanovic, Kindred’s General Manager. “By taking advantage of proven sales and analytics systems, paired with CannTrust’s brands we believe that together we are well positioned to be at the forefront of this emerging market.”

Breakthru Beverage Group purchased 902,405 common shares of CannTrust at a purchase price of $10.23 per share for gross proceeds of $9,231,600. Also, Breakthru Beverage Group has been issued warrants to purchase from CannTrust up to an additional 2,000,000 common shares in the aggregate at a price per share equal to the 5-day volume-weighted average price on the TSX immediately prior to the date the applicable warrants are exercised, if CannTrust exceeds certain sale thresholds.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized cannabis products.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. CannTrust’s broad product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

About Kindred

Kindred Partners Inc. is a wholly-owned Canadian subsidiary of Breakthru Beverage Group representing CannTrust specialty cannabis products to the Canadian recreational market. This dedicated cannabis sales brokerage operates independently from its sister company, Breakthru Beverage Canada, a leading Canadian beverage alcohol broker. For more information, please visit www.kindredcanada.ca.

About Breakthru Beverage Group

Breakthru Beverage Group is one of the leading alcohol wholesalers in the United States and the largest broker in Canada representing a full total beverage alcohol portfolio of spirits, wine and beer. Across its North American footprint, Breakthru employs more than 7,000 associates who align a nimble and insightful approach to sales, marketing and operations. Family ownership is active in the business and committed to being stewards of heritage and champions of innovation. For more information, visit www.BreakthruBev.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with: general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: or to arrange an interview, please contact: Sheri De Carlo, Communications Manager at CannTrust. Tel: (647) 872-2300 X2346| Email: sdecarlo@canntrust.ca | Robb Kristopher at Breakthru Beverage Group. Tel: (708) 298-3352 | rkristopher@breakthrubev.com